SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-dearo, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

I.	Activities and Remuneration of Outside Directors, etc.

1. Attendance and Voting Record of Outside Directors, etc.

Name of Outside Directors
	Date	Agenda	Remarks	Tae Sik Ahn (Attendance rate: 88%)	Jin Jang (Attendance rate: 88%)	Dong Il Kwon (Attendance rate: 88%)	Joon Park (Attendance rate: 88%)
		1. Report on 2013 Q4 financial and operating results	Reported	-	-	-	-
		2. Report on the actual status regarding operation of the internal accounting management system	Reported	-	-	-	-
		3. Report on resolutions passed by the Management Committee	Reported	-	-	-	-
		4. Approval on the ceiling of the amount of bonds to be issued in 2014	Approved	For	Absent	For	For
1	2014.01.23	5. Approval of FY2013 financial statements	Approved	For	Absent	For	For
		6. Approval of FY2013 annual business report	Approved	For	Absent	For	For
		7. Approval of closing an offshore subsidiary	Approved	For	Absent	Absent	For
		8. Approval of amendments to a committee charter	Approved	For	Absent	Absent	For
		9. Approval of change in committee member	Approved	For	Absent	Absent	For

		1. Report on the actual status regarding operation of the internal accounting management system	Reported	-	-	-	-
2	2014.02.12	2. Approval to convene the 29th Annual General Meeting of Shareholders (“AGM”)	Approved	For	For	Absent	For
		3. Approval of 29th AGM agenda items	Approved	For	For	Absent	For

		1. Report on operation of compliance system	Reported	-	-	-	-
3	2014.03.07	2. Approval of LG Twin Tower lease agreement	Approved	For	For	For	Absent
		3. Approval of remuneration for executive officers	Approved	For	For	For	Absent

	Date	Agenda	Remarks	Name of Outside Directors
				Tae Sik Ahn (Attendance rate: 88%)	Jin Jang (Attendance rate: 88%)	Dong Il Kwon (Attendance rate: 88%)	Joon Park (Attendance rate: 88%)
		1. Report on 2014 Q1 financial and operating results	Reported	-	-	-	-
4	2014.04.22	2. Approval of policy treating retiring executive officers as advisors in 2014	Approved	For	For	For	For

5	2014.05.23	1. Approval of appointment of executive officer and compliance officer nomination	Approved	Absent	For	For	For
		2. Approval of share purchase agreement	Approved	Absent	For	For	For

		1. Report on 2014 Q2 financial and operating results	Reported	-	-	-	-
		2. Report on resolutions passed by the Management Committee	Reported	-	-	-	-
6	2014.07.22	3. Approval of change to ADS deposit agreement	Approved	For	For	For	For
		4. Approval of investment in OLED TV segment	Approved	For	For	For	For
		5. Approval of chiller maintenance transaction	Approved	For	For	For	For

7	2014.10.21	1. Report on 2013 Q3 financial and operating results	Reported	-	-	-	-

		1. Review of FY2014 achievement and approval of business plan for FY2015	Approved	Absent	For	For	For
		2. Approval of license agreement for LG brand	Approved	Absent	For	For	For
8	2014.11.26	3. Approval of transactions with the largest shareholder and special persons concerned	Approved	Absent	For	For	For
		4. Approval of transaction limit with major shareholders and other related parties	Approved	Absent	For	For	For
		5. Approval of executive officer appointments	Approved	For	For	For	For

2. Activities of Outside Directors, etc. in Committees of the Board of Directors

	Member	Activities
		Date	Agenda	Remarks
Audit Committee	Tae Sik Ahn Jin Jang Joon Park	2014.01.22	1. Approval of 2013 Q4 financial statements	Approved
			2. Report on FY2013 financial statements and annual business report	Reported
			3. Report on the actual status regarding operation of the internal accounting management system	Reported
			4. The independent auditor’s report on audit progress	Reported

		2014.02.12	1. Report on internal audit	Reported
			2. Report on review of financial statements	Reported
			3. Report on review of AGM agenda and documents	Reported
			4. Evaluation on the actual status of the internal accounting management system	Approved
			5. Evaluation on the current status regarding operation of the internal monitoring system	Approved
			6. Drafting and submission of FY2013 audit report	Approved
			7. Approval of appointment of the independent auditor	Approved
			8. Approval of non-audit tax related services	Approved
			9. Report on Audit Committee self-evaluation	Reported

		2014.04.22	1. Report on internal audit	Reported
			2. Report on review of financial statements	Reported
			3. Approval of 2014 Q1 financial statements	Approved
			4. Approval of audit and relevant audit-services by the independent auditor	Approved
			5. The independent auditor’s report on audit progress	Reported

		2014.07.22	1. Report on internal audit	Reported
			2. Report on review of 2014 Q2 financial statements	Reported
			3. Approval of 2014 Q2 financial statements	Approved
			4. The independent auditor’s report on audit progress	Reported

		2014.10.20	1. Report on internal audit	Reported
			2. Report on review of 2014 Q3 financial statements	Reported
			3. Approval of 2013 Q3 financial statements	Approved
			4. Report on drafting of the business report and disclosure process	Reported
			5. The independent auditor’s report on audit progress	Reported

Outside Director Nomination Committee	Yu Sig Kang Tae Sik Ahn Dong Il Kwon	2014.02.12	1. Approval of chairman of the Outside Director Nomination Committee	Approved
			2. Recommendation of outside director candidates	Approved

Management Committee	Sang Beom Han Sang Don Kim	2014.03.10	Approval of establishment of an offshore subsidiary	Approved

		2014.03.24	Approval of the No. 31-1 and No. 31-2 issuances of unguaranteed bonds	Approved

		2014.08.05	Approval of dissolution and liquidation of L&T Xiamen	Approved

		2014.09.15	Approval of the No. 32-1 and No. 32-2 issuances of unguaranteed bonds	Approved

3. Remuneration of Outside Directors & Non-Standing Directors

(KRW Million)
	Number of Persons	Remuneration Limit*	Results	Average Payment per Person	Remarks
Outside Director	4	8,500	264	66	—

*	Remuneration limit for the total 7 directors, including 2 standing directors & 1 non-standing director.

II.	Accumulated Transaction Amount of LG Display Co., Ltd with each of Major Shareholders or Their Affiliates, which was equivalent to 5% or more of 2013 Total Assets.

(KRW Billion)
Transaction Type	Counterpart (Relationship)	Transaction Period	Transaction Amount	Ratio*(%)
Sales/Purchase	LG Display America Inc. (Subsidiary)	Jan. 1, 2014 ~ Dec. 31, 2014	9,152	42
Sales/Purchase	LG Display Germany GmbH (Subsidiary)	Jan. 1, 2014 ~ Dec. 31, 2014	3,001	14
Sales/Purchase	LG Display Japan Co., Ltd. (Subsidiary)	Jan. 1, 2014 ~ Dec. 31, 2014	1,600	7
Sales/Purchase	LG Display Taiwan Co., Ltd. (Subsidiary)	Jan. 1, 2014 ~ Dec. 31, 2014	2,215	10
Sales/Purchase	LG Display Shanghai Co., Ltd. (Subsidiary)	Jan. 1, 2014 ~ Dec. 31, 2014	2,357	11
Sales/Purchase	LG Display Singapore Pte. Ltd. (Subsidiary)	Jan. 1, 2014 ~ Dec. 31, 2014	1,215	6
Sales/Purchase	LG Display Shenzhen Co., Ltd. (Subsidiary)	Jan. 1, 2014 ~ Dec. 31, 2014	2,003	9
Sales/Purchase	LG Display Guangzhou Co., Ltd. (Subsidiary)	Jan. 1, 2014 ~ Dec. 31, 2014	2,424	11

Sales/Purchase	LG Electronics Inc. (Affiliate)	Jan. 1, 2014 ~ Dec. 31, 2014	1,958	9

Purchase, etc.	LG Chem. Ltd. (Affiliate)	Jan. 1, 2014 ~ Dec. 31, 2014	1,582	7

*	Out of total asset in FY 2013

III.	Reference Relating to AGM

1. Matters Relating to the Annual General Meeting

A.	Date and Time: 9:30 A.M. KST, March 13, 2015 (Friday)

B.	Venue : Guest House, LG Display Paju Display Cluster. 1007, Deogeun-ri, Wollong-myeon, Paju-si, Gyeonggi-do, Korea

2. Agenda for Meeting

A.	For Reporting

(1)	Audit Committee’s Audit Report

(2)	Fiscal Year 2014 Business Report

B.	For Approval

(1)	Consolidated and Separate the Financial Statements as of and for the fiscal year ended December 31, 2014 (Cash Dividend per share KRW 500)

(2)	Appointment of Directors

2-1: Appointment of standing director

2-2: Appointment of outside director

2-3: Appointment of outside director

(3)	Appointment of Audit Committee Member

(4)	Remuneration Limit for Directors in 2015

3. Details of Agenda for Approval

A.	Agenda 1: Consolidated and Separate the Financial Statements as of and for the fiscal year ended December 31, 2014

(1)	Business Performance in FY 2014

a. Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of display panels, applying technologies such as TFT-LCD and OLED.

As of December 31, 2014, in Korea we operated TFT-LCD and OLED production facilities and a research center in Paju and TFT-LCD production facilities in Gumi. We have also established subsidiaries in the Americas, Europe and Asia.

As of December 31, 2014, our business consisted of the manufacture and sale of display and display related products utilizing TFT-LCD, OLED and other technologies under a single reporting business segment.

2014 Financial highlights by business (based on K-IFRS)

(Unit: In billions of Won)
2014	Display Business
Sales	26,456
Gross Profit	3,788
Operating Profit (Loss)	1,357

b. Major products

We manufacture TFT-LCD panels, of which a significant majority is exported overseas.

(Unit: In billions of Won, except percentages)
Business area	Sales Type	Items (Market)	Usage	Major trademark	Sales in 2014 (%)
Display	Product/ Service/ Other Sales	TFT-LCD (Overseas (1))	Panels for Televisions, Monitors, Notebook Computers, Tablets, etc	LG Display	23,847(90.0%)
		TFT-LCD (Korea (1))	Panels for Televisions, Monitors, Notebook Computers, Tablets, etc	LG Display	2,609(10.0%)

Total					26,456(100.0%)

(1)	Based on ship-to-party.

(2) Industry

a. Industry characteristics and growth potential

•	TFT-LCD display panels are one of the most widely used type of display panels in flat panel display products, and the entry barriers to manufacture TFT-LCD display panels are relatively high due to the technology and capital intensive nature of the mass manufacturing process that is required to achieve economies of scale, among other factors.

•	While growth in the market for displays used in notebook computer, monitor and other traditional IT products has stagnated or declined, the market for displays used in tablet and smartphone products in the rapidly evolving IT environment has shown steady growth. The display market for televisions has shown steady growth mainly due to growing demand from developing countries as well as from consumers in general for larger sized display panels. As for displays used in industrial, automobile and other value added products, we expect to see growth in these markets.

b. Cyclicality

•	The display panel business is highly cyclical and sensitive to fluctuations in the general economy. The industry experiences periodic volatility caused by imbalances between supply and demand due to capacity expansion and changing production utilization rates within the industry.

•	Macroeconomic factors and other causes of business cycles can affect the rate of growth in demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if growth in demand outpaces growth in supply, average selling prices may increase.

c. Market conditions

•	Overall, while there have been some variations in rates of production capacity growth among individual display panel manufacturers, display panel manufacturers have generally slowed their respective rates of production capacity growth since 2011 due to a slowdown in growth of the display panel industry.

•	Most display panel manufacturers are located in Asia.

Korea: LG Display, Samsung Display, Hydis Technologies, etc.

Taiwan: AU Optronics, Innolux, CPT, HannStar, etc.

Japan: Japan Display, Sharp, Panasonic LCD, etc.

China: BOE, CSOT, etc.

d. Market shares

•	Our worldwide market share of large-sized TFT-LCD panels (i.e., TFT-LCD panels that are 9 inches or larger) based on revenue is as follows:

	2012	2013	2014
Panels for Televisions (1)	24.5%	22.9%	21.1%
Panels for Monitors	28.2%	28.8%	26.7%
Panels for Notebook computers (2)	30.4%	30.6%	26.5%
Panels for Tablet PCs	39.4%	30.2%	24.7%

Total	29.0%	26.8%	23.9%

Source: ‘14 Q4 DisplaySearch Quarterly Large-Area TFT LCD Shipment Report.

(1)	Includes panels for public displays
(2)	Includes panels for netbook.

e. Competitiveness

•	Our ability to compete successfully depends on factors both within and outside our control, including product pricing, our relationship with customers, successful and timely investment and product development, cost competitiveness, success in marketing to our end-brand customers, component and raw material supply costs, foreign exchange rates and general economic and industry conditions.

•	In order to compete effectively, it is critical to be cost competitive and maintain stable and long-term relationships with customers which will enable us to be profitable even in a buyer’s market.

•	A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would result in reduced sales.

•	Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•	As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing new technologies and products, including next generation display panels with three-dimensional (“3D”), IPS, copper line, touch screens and various other competitive technologies. With respect to 3D technology, we have commenced mass production of high definition 3D panels with reduced degrees of “crosstalk,” or the degree of 3D image overlapping, of less than 1% (which is less than what the human eye can perceive). We have also acquired diverse technical skills and have established a supply chain management system that enables us to provide one-stop solutions. Based on the strength of our IPS and copper line technologies, we have been able to maintain our strength in the market for television panels. With respect to our OLED business, following our supply of the world’s first 55-inch OLED 3D panels for televisions in January 2013, we have supplied curved OLED panels for televisions and curved plastic OLED panels for smartphones and have shown that we are technologically a step ahead of the competition.

•	Moreover, we entered into long-term sales contracts with major global firms to secure customers and expand partnerships for technology development.

(2)	Consolidated Financial Statements

a. Consolidated Statements of Financial Position

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2014 and 2013

(In millions of won)	Note	December 31, 2014		December 31, 2013

Assets
Cash and cash equivalents	6, 13	￦	889,839	1,021,870
Deposits in banks	6, 13		1,526,482	1,301,539
Trade accounts and notes receivable, net	7, 13, 19, 22		3,444,477	3,128,626
Other accounts receivable, net	7, 13		119,478	89,545
Other current financial assets	9, 13		3,250	919
Inventories	8		2,754,098	1,933,241
Prepaid income taxes			6,340	4,066
Other current assets	7		496,665	251,982

Total current assets			9,240,629	7,731,788

Deposits in banks	6,13		8,427	13
Investments in equity accounted investees	10		407,644	406,536
Other non-current financial assets	9,13		33,611	46,246
Property, plant and equipment, net	11,23		11,402,866	11,808,334
Intangible assets, net	12,23		576,670	468,185
Deferred tax assets	29		1,036,507	1,037,000
Other non-current assets	7		260,669	217,182

Total non-current assets			13,726,394	13,983,496

Total assets		￦	22,967,023	21,715,284

Liabilities
Trade accounts and notes payable	13, 22	￦	3,391,635	2,999,522
Current financial liabilities	13, 14		967,909	907,942
Other accounts payable	13		1,508,158	1,454,339
Accrued expenses			740,492	491,236
Income tax payable			227,714	46,777
Provisions	18		193,884	200,731
Advances received	19		488,379	656,775
Other current liabilities	18		31,385	31,597

Total current liabilities			7,549,556	6,788,919

Non-current financial liabilities	13, 14		3,279,477	2,994,837
Non-current provisions	18		8,014	5,005
Defined benefit liabilities, net	17		324,180	319,087
Long-term advances received	19		—	427,397
Deferred tax liabilities	29		245	119
Other non-current liabilities	18		22,141	382,500

Total non-current liabilities			3,634,057	4,128,945

Total liabilities			11,183,613	10,917,864

Equity
Share capital	21		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	21		(63,843)	(91,674)
Retained earnings			7,455,063	6,662,655

Total equity attributable to owners of the Controlling Company			11,431,412	10,611,173

Non-controlling interests			351,998	186,247

Total equity			11,783,410	10,797,420

Total liabilities and equity		￦	22,967,023	21,715,284

See accompanying notes to the consolidated financial statements.

b. Consolidated Statements of Comprehensive Income (Loss)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2014 and 2013

(In millions of won, except earnings per share)	Note	2014		2013

Revenue	22, 23, 24	￦	26,455,529	27,033,035
Cost of sales	8, 22		(22,667,134)	(23,524,851)

Gross profit			3,788,395	3,508,184

Selling expenses	16		(746,686)	(731,521)
Administrative expenses	16		(520,160)	(517,622)
Research and development expenses			(1,164,294)	(1,095,727)

Operating profit			1,357,255	1,163,314

Finance income	27		105,443	185,011
Finance costs	27		(215,536)	(381,851)
Other non-operating income	25		1,071,903	1,108,754
Other non-operating expenses	25		(1,095,071)	(1,268,588)
Equity in income of equity accounted investees, net			17,963	23,665

Profit before income tax			1,241,957	830,305
Income tax expense	28		(324,553)	(411,332)

Profit for the year			917,404	418,973

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	17,28		(147,633)	998
Related income tax	17,28		35,773	(334)

			(111,860)	664

Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	27,28		982	826
Foreign currency translation differences for foreign operations	27,28		37,739	(22,100)
Share of loss from sale of treasury stocks by associates	28		(1,360)	(802)
Related income tax	28		(119)	(225)

			37,242	(22,301)

Other comprehensive loss for the year, net of income tax			(74,618)	(21,637)

Total comprehensive income for the year		￦	842,786	397,336

Profit (loss) attributable to:
Owners of the Controlling Company			904,268	426,118
Non-controlling interests			13,136	(7,145)

Profit for the year		￦	917,404	418,973

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company			820,239	404,478
Non-controlling interests			22,547	(7,142)

Total comprehensive income for the year		￦	842,786	397,336

Earnings per share (In won)
Basic earnings per share	30	￦	2,527	1,191

Diluted earnings per share	30	￦	2,527	1,191

See accompanying notes to the consolidated financial statements.

c. Consolidated Statements of Changes in Equity

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2014 and 2013

	Attributable to owners of the Controlling Company
(In millions of won)	Share capital		Share premium	Share of gain(loss) from sale of treasury stocks by associates	Fair value reserve	Translation reserve	Retained earnings	Non- controlling interests	Total equity

Balances at January 1, 2013	￦	1,789,079	2,251,113	548	(66)	(69,852)	6,238,989	30,369	10,240,180

Total comprehensive income (loss) for the year
Profit (loss) for the year		—	—	—	—	—	426,118	(7,145)	418,973

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	638	—	—	—	638
Foreign currency translation differences for foreign operations, net of tax		—	—	—	—	(22,140)	—	3	(22,137)
Remeasurements of net defined benefit liabilities, net of tax		—	—	—	—	—	664	—	664
Share of loss from sale of treasury stocks by associates, net of tax		—	—	(802)	—	—	—	—	(802)

Total other comprehensive income (loss)		—	—	(802)	638	(22,140)	664	3	(21,637)

Total comprehensive income (loss) for the year	￦	—	—	(802)	638	(22,140)	426,782	(7,142)	397,336

Transaction with owners, recognized directly in equity
Capital contribution from non-controlling interests, and others		—	—	—	—	—	(3,116)	163,020	159,904

Balances at December 31, 2013	￦	1,789,079	2,251,113	(254)	572	(91,992)	6,662,655	186,247	10,797,420

Balances at January 1, 2014	￦	1,789,079	2,251,113	(254)	572	(91,992)	6,662,655	186,247	10,797,420

Total comprehensive income (loss) for the year
Profit for the year		—	—	—	—	—	904,268	13,136	917,404

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	796	—	—	—	796
Foreign currency translation differences for foreign operations, net of tax		—	—	—	—	28,395	—	9,411	37,806
Remeasurements of net defined benefit liabilities, net of tax		—	—	—	—	—	(111,860)	—	(111,860)
Share of loss from sale of treasury stocks by associates, net of tax		—	—	(1,360)	—	—	—	—	(1,360)

Total other comprehensive income (loss)		—	—	(1,360)	796	28,395	(111,860)	9,411	(74,618)

Total comprehensive income (loss) for the year	￦	—	—	(1,360)	796	28,395	792,408	22,547	842,786

Transaction with owners, recognized directly in equity
Decrease of share interest in non-controlling interests		—	—	—	—	—	—	(2,955)	(2,955)
Capital contribution from non-controlling interests		—	—	—	—	—	—	146,159	146,159

Balances at December 31, 2014	￦	1,789,079	2,251,113	(1,614)	1,368	(63,597)	7,455,063	351,998	11,783,410

See accompanying notes to the consolidated financial statements.

d. Consolidated Statements of Cash Flows

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2014 and 2013

(In millions of won)	Note	2014		2013

Cash flows from operating activities:
Profit for the year		￦	917,404	418,973
Adjustments for:
Income tax expense	28		324,553	411,332
Depreciation	11, 15		3,222,085	3,598,472
Amortization of intangible assets	12, 15		270,226	236,046
Gain on foreign currency translation			(63,626)	(76,111)
Loss on foreign currency translation			89,453	55,870
Expenses related to defined benefit plans	17, 26		196,756	159,453
Gain on disposal of property, plant and equipment			(8,989)	(9,620)
Loss on disposal of property, plant and equipment			2,173	1,639
Impairment loss on property, plant and equipment			8,097	853
Loss on disposal of intangible assets			672	452
Impairment loss on intangible assets			492	1,661
Reversal of impairment loss on intangible assets			—	(296)
Finance income			(55,655)	(52,862)
Finance costs			148,129	163,183
Equity in income of equity method accounted investees, net	10		(17,963)	(23,665)
Other income			(14,508)	(412)
Other expenses			277,128	351,953

			4,379,023	4,817,948

Change in trade accounts and notes receivable			(921,433)	(251,752)
Change in other accounts receivable			(14,195)	133,734
Change in other current assets			(219,599)	89,456
Change in inventories			(823,497)	456,766
Change in other non-current assets			(93,987)	(120,054)
Change in trade accounts and notes payable			390,046	(1,110,098)
Change in other accounts payable			(229,679)	(289,441)
Change in accrued expenses			245,373	68,162
Change in other current liabilities			(18,242)	(7,846)
Change in other non-current liabilities			18,248	9,808
Change in provisions			(187,021)	(315,266)
Change in defined benefit liabilities, net			(339,482)	(19,627)

			(2,193,468)	(1,356,158)

Cash generated from operating activities			3,102,959	3,880,763
Income taxes paid			(110,720)	(159,286)
Interests received			39,452	36,686
Interests paid			(167,170)	(173,390)

Net cash provided by operating activities		￦	2,864,521	3,584,773

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2014 and 2013

(In millions of won)	Note	2014		2013

Cash flows from investing activities:
Dividends received		￦	1,340	14,582
Proceeds from withdrawal of deposits in banks			1,651,176	1,657,082
Increase in deposits in banks			(1,884,533)	(2,644,204)
Acquisition of investments in equity accounted investees			(324)	(18,744)
Proceeds from disposal of investments in equity accounted investees			8,832	5,023
Acquisition of property, plant and equipment			(2,982,549)	(3,473,059)
Proceeds from disposal of property, plant and equipment			39,647	39,838
Acquisition of intangible assets			(353,298)	(184,754)
Proceeds from disposal of intangible assets			—	1,902
Government grants received			49,424	59,629
Proceeds from collection of short-term loans			8	2
Proceeds from disposal of other financial assets			82	—
Acquisition of other non-current financial assets			(5,129)	(5,410)
Proceeds from disposal of other non-current financial assets			15,500	43,792
Net cash inflow from disposal of subsidiaries			8,545	—

Net cash used in investing activities			(3,451,279)	(4,504,321)

Cash flows from financing activities:
Proceeds from short-term borrowings			219,839	1,430,041
Repayments of short-term borrowings			(14,747)	(1,444,717)
Proceeds from issuance of debentures			597,563	587,603
Proceeds from long-term debt			846,759	372,785
Repayments of long-term debt			(503,618)	(301,229)
Repayments of current portion of long-term debt and debentures			(887,296)	(1,195,340)
Capital contribution from non-controlling interests			146,159	159,873

Net cash provided by (used in) financing activities			404,659	(390,984)

Net decrease in cash and cash equivalents			(182,099)	(1,310,532)
Cash and cash equivalents at January 1			1,021,870	2,338,661
Effect of exchange rate fluctuations on cash held			50,068	(6,259)

Cash and cash equivalents at December 31		￦	889,839	1,021,870

See accompanying notes to the consolidated financial statements.

e. Notes to the Consolidated Financial Statements

1.	Reporting Entity

(a) Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) related business to the Controlling Company. The main business of the Controlling Company and its subsidiaries is to manufacture and sell TFT-LCD panels. The Controlling Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 128, Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Controlling Company changed its name to LG.Philips LCD Co., Ltd. However, in February 2008, the Controlling Company changed its name to LG Display Co., Ltd. considering the decrease of Philips’s share interest in the Controlling Company and the possibility of its business expansion to other display products including Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of December 31, 2014, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

As of December 31, 2014, the Controlling Company has TFT-LCD manufacturing plants, OLED manufacturing plants and a Research & Development Center in Paju and TFT-LCD manufacturing plants in Gumi. The Controlling Company has overseas subsidiaries located in North America, Europe and Asia.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2014, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL.” One ADS represents one-half of one share of common stock. As of December 31, 2014, there are 22,485,216 ADSs outstanding.

1.	Reporting Entity, Continued

(b) Consolidated Subsidiaries as of December 31, 2014

Consolidated subsidiaries excluding money market trust included in the consolidated subsidiaries under the management agreement between the financial institution and the Controlling Company are as follows:

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc. (*1)	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell TFT-LCD products	USD	411
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell TFT-LCD Products	JPY	95
LG Display Germany GmbH	Ratingen, Germany	100%	December 31	November 5, 1999	Sell TFT-LCD products	EUR	1
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell TFT-LCD products	NTD	116
LG Display Nanjing Co., Ltd. (*2)	Nanjing, China	100%	December 31	July 15, 2002	Manufacture and sell TFT-LCD products	CNY	2,937
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell TFT-LCD products	CNY	4
LG Display Poland Sp. z o.o.(*3)	Wroclaw, Poland	100%	December 31	September 6, 2005	Manufacture and sell TFT-LCD products	PLN	511
LG Display Guangzhou Co., Ltd. (*4)	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture and sell TFT-LCD products	CNY	1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell TFT-LCD products	CNY	4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell TFT-LCD products	SGD	1.4
L&T Display Technology (Xiamen) Limited	Xiamen, China	51%	December 31	January 5, 2010	Manufacture LCD module and TV sets	CNY	82
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture LCD module and monitor sets	CNY	116
LG Display Yantai Co., Ltd. (*5)	Yantai, China	100%	December 31	April 19, 2010	Manufacture and sell TFT-LCD products	CNY	956

1.	Reporting Entity, Continued

(b) Consolidated Subsidiaries as of December 31, 2014, Continued

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display U.S.A., Inc.	McAllen, U.S.A.	100%	December 31	October 26, 2011	Manufacture and sell TFT-LCD products	USD	11
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Janitorial services	KRW	800
LG Display China Co., Ltd. (*6)	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell TFT-LCD products	CNY	6,103
Unified Innovative Technology, LLC (*7)	Wilmington, U.S.A	100%	December 31	March 12, 2014	Manage intellectual property	USD	9

(*1)	In June 2014, the Controlling Company invested ￦36,815 million in cash for the capital increase of LG Display America, Inc. (“LGDUS”). There was no change in the Controlling Company’s ownership percentage in LGDUS as a result of this additional investment.
(*2)	In December 2014, the Controlling Company invested ￦18,112 million in cash for the capital increase of LG Display Nanjing Co., Ltd. (“LGDNJ”). There was no change in the Controlling Company’s ownership percentage in LGDNJ as a result of this additional investment.
(*3)	Toshiba Corporation (“Toshiba”) acquired 20% of LG Display Poland Sp. z o.o. (“LGDWR”) in December 2007 through a stock purchase agreement. With the acquisition of the 20% interest, Toshiba and the Controlling Company and LGDWR entered into a derivative contract with LGDWR’s equity shares as its underlying assets. According to the contract, the Controlling Company or LGDWR has a call option to buy Toshiba’s 20% interest in LGDWR and Toshiba has a put option to sell its 20% interest in LGDWR to the Controlling Company or LGDWR under the same terms: the exercise price of the call is equal to the price of the put option which is the total amount of Toshiba’s investment at cost. In November 2014, Toshiba exercised its put option in whole at ￦37,128 million and LGDWR became a wholly owned subsidiary of the Controlling Company. Toshiba’s investment in LGDWR had been regarded as financing due to the options and recorded as other accounts payable in the consolidated statement of financial position of LG Display Co., Ltd. and its subsidiaries (the “Group”). Accordingly, LGDWR had been consolidated as a wholly owned subsidiary in the consolidated financial statements prior to the exercise of the options.
(*4)	In December 2014, the Controlling Company invested ￦119,400 million in cash for the capital increase of LG Display Guangzhou Co., Ltd. (“LGDGZ”). There was no change in the Controlling Company’s ownership percentage in LGDGZ as a result of this additional investment.
(*5)	In June 2014, the Controlling Company invested in ￦71,281 million in cash for the capital increase of LG Display Yantai Co., Ltd. (“LGDYT”). There was no change in the Controlling Company’s ownership percentage in LGDYT as a result of this additional investment.

1.	Reporting Entity, Continued

(b) Consolidated Subsidiaries as of December 31, 2014, Continued

(*6)	In May 2014, the Controlling Company invested ￦220,740 million in cash for the capital increase of LG Display (China) Co., Ltd. (“LGDCA”). In addition, in January, April and September 2014, LG Display Guangzhou Co., Ltd. (“LGDGZ”), a subsidiary of the Controlling Company, invested an aggregate of ￦105,297 million in cash for the capital increase of LGDCA. In 2014, the Controlling Company’s ownership percentage in LGDCA decreased from 64% to 56% and LGDGZ’s ownership percentage in LGDCA increased from 6% to 14%.
(*7)	In March 2014, the Controlling Company established Unified Innovative Technology, LLC (“UNIT”), a wholly owned subsidiary of the Controlling Company, for the management of intellectual property, with an investment of ￦4,283 million. In April 2014, the Controlling Company invested ￦5,206 million in cash for the capital increase of UNIT

The Controlling Company has an agreement of a money market trust of ￦18,100 million with Hana Bank and the Controlling Company consolidates the money market trust as it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to most significantly affect those returns through its power over the money market trust based on terms in the agreement.

In June 2014, the Controlling Company disposed of the entire investments in LUCOM Display Technology (Kunshan) Limited at ￦3,383 million and recognized ￦276 million for the difference between the disposal amount and the carrying amount as finance income. In December 2014, the Controlling Company disposed of the entire investments in LG Display Reynosa S.A. de C.V. at ￦6,484 million and recognized ￦4,157 million for the difference between the disposal amount and the carrying amount as finance cost.

Dividends received from consolidated subsidiaries for the years ended December 31, 2014 and 2013 amounted to ￦430,534 million and zero, respectively.

(c) Cash flows from loss of control of the subsidiaries and carrying amount of assets and liabilities of the subsidiaries upon disposal

(i) LUCOM Display Technology (Kunshan) Limited

(In millions of won)	Amount
Total consideration received	￦	3,383
Cash and cash equivalents held by the subsidiary at disposal		(974)

Net cash flow		2,409

Assets of the disposed subsidiary:
Trade accounts and notes receivable, net	￦	24,105
Inventories		2,640
Property, plant and equipment, net		4,101
Intangible assets, net		514
Other assets		1,000
Liabilities of the disposed subsidiary:
Trade accounts and notes payable		23,874
Borrowings		2,719
Other liabilities		649

1.	Reporting Entity, Continued

(c) Cash flows from loss of control of the subsidiary and carrying amount of assets and liabilities of the subsidiary upon disposal, Continued

(ii) LG Display Reynosa S.A. de C.V.

(In millions of won)	Amount
Total consideration received	￦	6,484
Cash and cash equivalents held by the subsidiary at disposal		(348)

Net cash flow		6,136

Assets of the disposed subsidiary:
Trade accounts and notes receivable, net	￦	5,559
Property, plant and equipment, net		2,414
Other assets		2,719
Liabilities of the disposed subsidiary:
Other liabilities		399

(d) Summary of financial information of subsidiaries at the reporting date is as follows:

(In millions of won)	December 31, 2014				2014
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity (deficit)	Sales	Net income (loss)
LG Display America, Inc.	￦	1,867,934	1,823,178	44,756	9,019,130	3,142
LG Display Japan Co., Ltd.		171,716	153,741	17,975	1,608,510	1,675
LG Display Germany GmbH		448,851	443,062	5,789	2,955,383	1,770
LG Display Taiwan Co., Ltd.		399,524	389,753	9,771	2,195,670	2,374
LG Display Nanjing Co., Ltd.		709,192	82,789	626,403	396,246	32,917
LG Display Shanghai Co., Ltd.		553,749	514,407	39,342	2,372,405	5,873
LG Display Poland Sp. z o.o.		199,585	11,308	188,277	76,023	30,293
LG Display Guangzhou Co., Ltd.		1,959,569	1,092,161	867,408	2,277,400	164,663
LG Display Shenzhen Co., Ltd.		306,757	291,645	15,112	2,056,861	1,481
LG Display Singapore Pte. Ltd.		251,422	250,199	1,223	1,209,181	1,947
L&T Display Technology (Xiamen) Limited		6,531	24,617	(18,086)	—	(335)
L&T Display Technology (Fujian) Limited		314,948	251,941	63,007	1,187,511	17,446
LG Display Yantai Co., Ltd.		1,346,589	1,032,278	314,311	1,049,993	76,860
LG Display U.S.A., Inc.		23,191	10,117	13,074	131,622	(3,672)
Nanumnuri Co., Ltd.		2,567	1,305	1,262	9,538	406
LG Display China Co., Ltd.		2,208,485	1,123,609	1,084,876	689,102	16,511
Unified Innovative Technology, LLC		9,118	19	9,099	—	(762)

	￦	10,779,728	7,496,129	3,283,599	27,234,575	352,589

1.	Reporting Entity, Continued

(In millions of won)	December 31, 2013				2013
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity (deficit)	Sales	Net income (loss)
LG Display America, Inc.	￦	1,272,929	1,272,334	595	8,030,701	8,710
LG Display Japan Co., Ltd.		151,181	133,310	17,871	2,004,733	1,374
LG Display Germany GmbH		388,814	359,765	29,049	3,612,780	3,019
LG Display Taiwan Co., Ltd.		452,776	408,623	44,153	2,085,437	6,605
LG Display Nanjing Co., Ltd.		639,429	55,164	584,265	449,192	32,819
LG Display Shanghai Co., Ltd.		831,345	798,556	32,789	2,799,815	3,790
LG Display Poland Sp. z o.o.		246,709	63,895	182,814	85,602	2,855
LG Display Guangzhou Co., Ltd.		1,936,297	1,066,976	869,321	2,307,006	225,690
LG Display Shenzhen Co., Ltd.		359,703	346,335	13,368	2,262,882	1,593
LG Display Singapore Pte. Ltd.		276,481	264,601	11,880	1,412,794	5,269
L&T Display Technology (Xiamen) Limited		23,375	40,850	(17,475)	—	(12,163)
L&T Display Technology (Fujian) Limited		307,933	263,776	44,157	1,196,005	6,593
LG Display Yantai Co., Ltd.		555,966	398,520	157,446	550,482	29,762
LUCOM Display Technology (Kunshan) Limited		26,531	19,633	6,898	66,491	(3,134)
LG Display U.S.A., Inc.(*)		32,932	16,444	16,488	138,052	3,318
Nanumnuri Co., Ltd.		1,852	997	855	6,034	257
LG Display China Co., Ltd.		804,561	238,666	565,895	—	(9,441)

	￦	8,308,814	5,748,445	2,560,369	27,008,006	306,916

(*)	The financial information of LG Display U.S.A., Inc. includes the financial information of LG Display Reynosa S.A. de C.V.

1.	Reporting Entity, Continued

(e) Associates and Jointly Controlled Entities (Equity Method Investees) as of December 31, 2014

(In millions of won)
Associates and jointly controlled entities	Location	Percentage of ownership		Fiscal year end	Date of incorporation	Business	Carrying amount
		2014	2013
Suzhou Raken Technology Co., Ltd. (*1)	Suzhou, China	51%	51%	December 31	October 2008	Manufacture LCD modules and LCD TV sets	￦	138,912
Global OLED Technology LLC	Herndon, U.S.A	33%	33%	December 31	December 2009	Managing and licensing OLED patents		28,733
Paju Electric Glass Co., Ltd.	Paju, South Korea	40%	40%	December 31	January 2005	Manufacture electric glass for FPDs		77,162
TLI Inc. (*2)	Seongnam, South Korea	10%	10%	December 31	October 1998	Manufacture and sell semiconduct-or parts		5,400
AVACO Co., Ltd. (*2)	Daegu, South Korea	16%	16%	December 31	January 2001	Manufacture and sell equipment for FPDs		11,680
New Optics Ltd.	Yangju, South Korea	46%	46%	December 31	August 2005	Manufacture back light parts for TFT-LCDs		41,199
LIG ADP Co., Ltd. (*2)	Seongnam, South Korea	13%	13%	December 31	January 2001	Develop and manufacture equipment for FPDs		2,094
WooRee E&L Co., Ltd.	Ansan, South Korea	21%	21%	December 31	June 2008	Manufacture LED back light unit packages		23,111
LB Gemini New Growth Fund No. 16 (*3)	Seoul, South Korea	31%	31%	December 31	December 2009	Invest in small and middle sized companies and benefit from M&A opportunities		14,396
Can Yang Investments Limited (*2)	Hong Kong	9%	9%	December 31	January 2010	Develop, manufacture and sell LED parts		9,467

1.	Reporting Entity, Continued

(In millions of won)
Associates and jointly controlled entities	Location	Percentage of ownership		Fiscal year end	Date of incorporation	Business	Carrying amount
		2014	2013
YAS Co., Ltd. (*2)	Paju, South Korea	19%	19%	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	￦	11,019
Narenanotech Corporation	Yongin, South Korea	23%	23%	December 31	December 1995	Manufacture and sell FPD manufacturing equipment		25,503
AVATEC Co., Ltd. (*2)	Daegu, South Korea	16%	16%	December 31	August 2000	Process and sell glass for FPDs		18,773
Glonix Co., Ltd.	Gimhae, South Korea	20%	20%	December 31	October 2006	Manufacture and sell LCD		195

							￦	407,644

(*1)	Despite its 51% ownership, management concluded that the Controlling Company does not have control of Suzhou Raken Technology Co., Ltd. because the Controlling Company and AmTRAN Technology Co., Ltd., which has a 49% equity interest of the investee, jointly control the board of directors of the investee through equal voting powers. Accordingly, investment in Suzhou Raken Technology Co., Ltd. was accounted as an equity method investment.
(*2)	Although the Controlling Company’s share interests in TLI Inc., AVACO Co., Ltd., LIG ADP Co., Ltd., Can Yang Investments Limited, YAS Co., Ltd., and AVATEC Co., Ltd. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee and the transactions between the Controlling Company and the investees are significant. Accordingly, the investments in these investees have been accounted for using the equity method.
(*3)	The Controlling Company is a member of limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). In January, March, September and December 2014, the Controlling Company received ￦1,035 million, ￦921 million, ￦1,596 million and ￦3,646 million, respectively, from the Fund as a capital distribution and made an additional cash investment of ￦324 million in the Fund in March 2014. There was no change in the Controlling Company’s ownership percentage in the Fund and the Controlling Company is committed to making future investments of up to an aggregate of ￦30,000 million.

In March 2014, the Controlling Company disposed of the entire investments in Eralite Optoelectronics (Jiangsu) Co., Ltd., acquired for manufacturing LED Package, for ￦1,634 million and recognized ￦156 million for the difference between the disposal amount and the carrying amount as finance cost.

2.	Basis of Presenting Financial Statements

(a) Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, these consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

The consolidated financial statements were authorized for issuance by the Board of Directors on January 27, 2015, which will be submitted for approval to the shareholders’ meeting to be held on March 13, 2015.

(b) Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statements of financial position:

•	available-for-sale financial assets are measured at fair value, and

•	net defined benefit liabilities are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c) Functional and Presentation Currency

The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency. All amounts in Korean won are in millions unless otherwise stated.

(d) Use of Estimates and Judgments

The preparation of the consolidated financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Classification of financial instruments (note 3.(d))

•	Estimated useful lives of property, plant and equipment (note 3.(e))

2.	Basis of Presenting Financial Statements, Continued

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provisions (note 3.(j), 18 and 20)

•	Net realizable value of inventories (note 8)

•	Measurement of defined benefit obligations (note 17)

•	Deferred tax assets and liabilities (note 29)

(e) Changes in accounting policies

Except for the changes below, the Group has consistently applied the accounting policies set out in Note 3 to all periods presented in the consolidated financial statements of the Group.

New and amended accounting standards and a interpretation adopted for the year ended December 31, 2014 are as follows.

•	Amendment to K-IFRS No. 1032, Financial Instruments: Presentation

•	Amendment to K-IFRS No. 1036, Impairment of Assets, and

•	Interpretation to K-IFRS No. 2121, Levies

The nature and effects of the changes are explained below.

(i) Presentation of financial instruments

The amendment to K-IFRS No. 1032, Financial Instruments: Presentation, requires that a financial asset and a financial liability shall be offset and the net amount is presented in the statement of financial position only when the Group currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. There is no impact of applying this amendment on the consolidated financial statements.

(ii) Disclosure of the recoverable amount

The amendment to K-IFRS No. 1036, Impairment of Assets, improves disclosure guidance of the recoverable amount of cash-generating units to which goodwill or indefinite-lived intangible assets have been allocated. Under the amendment, the recoverable amount is required to be disclosed only when an impairment loss has been recognized or reversed. Furthermore, for consistency purposes, the amendment expands certain disclosure requirements when the recoverable amount of the asset is its fair value less costs of disposal. There is no significant impact of applying this amendment on the consolidated financial statements.

(iii) Levies

The interpretation to K-IFRS No. 2121, Levies, defines that an obligating event that gives rise to the recognition of a liability to pay a levy is the activity that triggers the payment of the levy, as identified by the legislation. The interpretation clarifies that a levy is not recognized until the obligating event specified in the legislation occurs, even if there is no realistic opportunity to avoid the obligation. There is no significant impact of applying this interpretation on the consolidated financial statements.

2.	Basis of Presenting Financial Statements, Continued

(iii) Disclosures of Interests in Other Entities

The Group has applied the standard of K-IFRS No. 1112, Disclosures of Interests in Other Entities, effective January 1, 2013. The standard brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard requires an entity to disclose information that enables users of financial statements to evaluate the nature of and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. There is no significant impact of applying this standard on the consolidated financial statements.

(iv) Fair Value Measurement

K-IFRS No. 1113, Fair Value Measurement, establishes a single framework for measuring fair value and making relevant disclosures when such measurements are required or permitted by other K-IFRSs. It unifies the definition of fair value as the price that would be received or paid when market participants sell an asset or transfer a liability in an orderly transaction at the measurement date. As it replaces and expands the disclosure requirements about fair value measurements in other K-IFRSs, including K-IFRS No. 1107, the Group provides required disclosures in note 13.

(v) Post-employment defined benefit plans

As a result of the amendments to K-IFRS No. 1019, the Group has changed its accounting policy with respect to the basis for determining the income or expense related to its post-employment defined benefit plans. Under the amendment of K-IFRS No. 1019, the Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling. Previously, the Group determined interest income on plan assets based on their long-term rate of expected return.

(vi) Presentation of items of OCI

As a result of the amendments to K-IFRS No. 1001, the Group has modified the presentation of items of OCI in its statement of comprehensive income (loss) and OCI into “items that will never be reclassified to profit or loss” and “items that are or may be reclassified to profit or loss.” Comparative information has been restated accordingly.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in preparation of its consolidated financial statements are as follows:

(a) Consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

(ii) Non-controlling interests

Non-controlling interests (“NCI”) are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Changes in the Group’s interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

(iii) Loss of Control

If the Controlling Company loses control of subsidiaries, the Controlling Company derecognizes the assets and liabilities of the former subsidiaries from the consolidated statement of financial position and recognizes the gain or loss associated with the loss of control attributable to the former controlling interest. Meanwhile, the Controlling Company recognizes any investment retained in the former subsidiaries at its fair value when control is lost.

(iv) Associates and jointly controlled entities (equity method investees)

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Investments in associates and jointly controlled entities are initially recognized at cost and subsequently accounted for using the equity method of accounting. The carrying amount of investments in associates and jointly controlled entities is increased or decreased to recognize the Group’s share of the profits or losses and changes in the Group’s proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment.

If an associate or jointly controlled entity uses accounting policies different from those of the Controlling Company for like transactions and events in similar circumstances, appropriate adjustments are made to the consolidated financial statements. As of and during the periods presented in the consolidated financial statements, no adjustments were made in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

3.	Summary of Significant Accounting Policies, Continued

(v) Transactions eliminated on consolidation

Intra-group balances and transactions, including income and expenses and any unrealized income and expenses and balance of trade accounts and notes receivable and payable arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(b) Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (expense) in the consolidated statement of comprehensive income and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the consolidated statement of comprehensive income. Relevant foreign currency differences are presented in gross amounts in the consolidated statement of comprehensive income.

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial position and financial performance of the foreign operation are translated into the presentation currency using the following methods. The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, including goodwill and fair value adjustments arising on acquisition, are translated to the Group’s functional currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to the Group’s functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income. However, if the operation is a non-wholly-owned subsidiary, then the relevant proportionate share of the translation difference is allocated to the non-controlling interests. When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the at each reporting date’s exchange rate.

3.	Summary of Significant Accounting Policies, Continued

(c) Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

(d) Financial Instruments

(i) Non-derivative financial assets

The Group initially recognizes loans and receivables and deposits on the date they are originated. All other non-derivative financial assets, including financial assets at fair value through profit or loss (“FVTPL”), are recognized in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset and recognizes a financial liability for the consideration received. In subsequent periods, the Group recognizes any income on the transferred assets and any expense incurred on the financial liability.

Financial assets and liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

The Group has the following non-derivative financial assets: financial assets at FVTPL, loans and receivables and available-for-sale financial assets.

Financial assets at fair value through profit or loss

A financial asset is classified at FVTPL if it is classified as held for trading or is designated as such upon initial recognition. If a contract contains one or more embedded derivatives, the Group designates the entire hybrid (combined) contract as a financial asset at FVTPL unless: the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at FVTPL are measured at fair value, and changes therein are recognized in profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(d) Financial Instruments, Continued

(i) Non-derivative financial assets, Continued

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

Deposits in banks

Deposits in banks are those with maturity of more than three months and less than one year and are held for cash management purposes.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. When loans and receivables are recognized initially, the Group measures them at their fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade accounts and notes receivable and other accounts receivable.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified as financial assets at FVTPL, held-to-maturity financial assets or loans and receivables. The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment in available-for-sale financial assets is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and whose derivatives are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

3.	Summary of Significant Accounting Policies, Continued

(d) Financial Instruments, Continued

(ii) Non-derivative financial liabilities

The Group classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities, in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2014, non-derivative financial liabilities comprise borrowings, bonds and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Share Capital

The Group only owns common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

3.	Summary of Significant Accounting Policies, Continued

(d) Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss except in the case where the derivatives are designated as cash flow hedges and the hedge is determined to be an effective hedge.

If necessary, the Group designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, management formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. Management makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Cash flow hedges

When a derivative is designated as a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period the hedged cash flows affect profit or loss under the same line item in the consolidated statement of comprehensive income. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(d) Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting, Continued

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at FVTPL. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(e) Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis method, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	3~5
Equipment, tools and vehicles	3~5, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates. There were no such changes for all periods presented.

3.	Summary of Significant Accounting Policies, Continued

(f) Borrowing Costs

The Group capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Group immediately recognizes other borrowing costs as an expense.

(g) Government Grants

In case there is reasonable assurance that the Group will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii) Grants for compensating the Group’s expenses incurred

A government grant that compensates the Group for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Group with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(h) Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Group’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

3.	Summary of Significant Accounting Policies, Continued

(h) Intangible Assets, Continued

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Group can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•	how the intangible asset will generate probable future economic benefits. Among other things, the Group can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

(iv) Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

3.	Summary of Significant Accounting Policies, Continued

(h) Intangible Assets, Continued

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationships	7
Technology	10
Development costs	(*)
Condominium and golf club memberships	Not amortized

(*)	Capitalized development costs are amortized over the useful life considering the life cycle of the developed products. Amortization of capitalized development costs is recognized in research and development expenses in the consolidated statement of comprehensive income.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(i) Impairment

(i) Financial assets

A financial asset not carried at FVTPL is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency in interest or principal payments by an issuer or a debtor, for economic reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the Group would not otherwise consider, or the disappearance of an active market for that financial asset. In addition, for an investment in an equity security, objective evidence of impairment includes significant financial difficulty of the issuer and a significant or prolonged decline in its fair value below its cost.

3.	Summary of Significant Accounting Policies, Continued

(i) Impairment, Continued

(i) Financial assets, Continued

Management considers evidence of impairment for loans and receivables at both a specific asset and collective level. All individually significant loans and receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Loans and receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment the Group uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

If there is objective evidence that an impairment loss has been incurred on financial assets carried at amortized cost, the amount of the impairment loss is measured as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables.

The amount of the impairment loss on financial assets including equity securities carried at cost is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income the amount of the cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

In a subsequent period, for the financial assets recorded at fair value, if the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed. The amount of the reversal in financial assets carried at amortized cost and a debt instrument classified as available for sale is recognized in profit or loss. However, impairment loss recognized for an investment in an equity instrument classified as available-for-sale is reversed through other comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(i) Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

3.	Summary of Significant Accounting Policies, Continued

(j) Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Group’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(k) Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Group has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

3.	Summary of Significant Accounting Policies, Continued

(k) Employee Benefits, Continued

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Group’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(l) Revenue

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, earned trade discounts, volume rebates and other cash incentives paid to customers. Revenue is recognized when persuasive evidence exists that the significant risks and rewards of ownership have been transferred to the buyer, generally on delivery and acceptance at the customers’ premises, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue when the sales are recognized. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(m) Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic and product revenue information are provided in note 23 to these consolidated financial statements.

(n) Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at FVTPL, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(o) Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

3.	Summary of Significant Accounting Policies, Continued

(o) Income Tax, Continued

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and jointly controlled entities will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Group offsets deferred tax assets and deferred tax liabilities if, and only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

(p) Earnings Per Share

The Group presents basic and diluted earnings per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks, which comprise convertible bonds.

Please refer to the detailed footnotes in the audit report, which will be on the electronic disclosure system (<http://dart.dss.or.kr>) on the last week of February

(3)	Separate Financial Statements

a.	Separate Statements of Financial Position

LG DISPLAY CO., LTD.

Separate Statements of Financial Position

As of December 31, 2014 and 2013

(In millions of won)	Note	December 31, 2014		December 31, 2013

Assets
Cash and cash equivalents	6, 13	￦	100,558	253,059
Deposits in banks	6, 13		1,525,609	1,301,176
Trade accounts and notes receivable, net	7, 13, 19, 23		4,015,904	3,543,193
Other accounts receivable, net	7, 13		396,651	59,806
Other current financial assets	9, 13		2,569	—
Inventories	8		2,046,675	1,586,642
Prepaid income taxes			—	3,665
Other current assets	7		203,122	129,826

Total current assets			8,291,088	6,877,367

Deposits in banks	6, 13		8,427	13
Investments	10		2,301,881	1,820,806
Other non-current financial assets	9, 13		27,609	40,892
Property, plant and equipment, net	11		8,700,301	10,294,740
Intangible assets, net	12		548,078	461,620
Deferred tax assets	29		883,965	936,000
Other non-current assets	7		250,488	213,155

Total non-current assets			12,720,749	13,767,226

Total assets		￦	21,011,837	20,644,593

Liabilities
Trade accounts and notes payable	13, 23	￦	3,989,505	3,482,120
Current financial liabilities	13, 14		964,122	886,852
Other accounts payable	13		1,057,485	1,050,586
Accrued expenses			708,664	476,040
Income tax payable			142,760	—
Provisions	18		193,429	199,737
Advances received	19		463,740	627,997
Other current liabilities	18		30,625	30,843

Total current liabilities			7,550,330	6,754,175

Non-current financial liabilities	13, 14		2,484,280	2,994,837
Non-current provisions	18		8,014	5,005
Defined benefit liabilities, net	17		323,710	318,696
Long-term advances received	19		—	427,397
Other non-current liabilities	18		21,428	382,058

Total non-current liabilities			2,837,432	4,127,993

Total liabilities			10,387,762	10,882,168

Equity
Share capital	21		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	21		276	(305)
Retained earnings	22		6,583,607	5,722,538

Total equity			10,624,075	9,762,425

Total liabilities and equity		￦	21,011,837	20,644,593

See accompanying notes to the separate financial statements.

b. Separate Statements of Comprehensive Income (Loss)

LG DISPLAY CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2014 and 2013

(In millions of won, except earnings per share)	Note	2014		2013

Revenue	23, 24	￦	25,383,670	25,854,183
Cost of sales	8, 23		(22,360,245)	(23,103,569)

Gross profit			3,023,425	2,750,614

Selling expenses	16		(485,557)	(515,211)
Administrative expenses	16		(396,916)	(394,656)
Research and development expenses			(1,156,162)	(1,087,197)

Operating profit			984,790	753,550

Finance income	27		479,321	67,136
Finance costs	27		(205,608)	(254,022)
Other non-operating income	25		862,167	850,870
Other non-operating expenses	25		(898,978)	(1,031,109)

Profit before income tax			1,221,692	386,425
Income tax expense	28		248,574	286,753

Profit for the year			973,118	99,672

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	17, 28		(147,822)	1,379
Related income tax	17, 28		35,773	(334)

			(112,049)	1,045
Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	27, 28		767	776
Related income tax	27, 28		(186)	(188)

			581	588

Other comprehensive income (loss) for the year, net of income tax			(111,468)	1,633

Total comprehensive income for the year		￦	861,650	101,305

Earnings per share (In won)
Basic earnings per share	30	￦	2,720	279

Diluted earnings per share	30	￦	2,720	279

See accompanying notes to the separate financial statements.

c. Separate Statements of Changes in Equity

LG DISPLAY CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2014 and 2013

(In millions of won)	Share capital		Share premium	Fair value Reserves	Retained earnings	Total equity

Balances at January 1, 2013	￦	1,789,079	2,251,113	(893)	5,621,821	9,661,120

Total comprehensive income for the year
Profit for the year		—	—	—	99,672	99,672

Other comprehensive income
Net change in fair value of available-for-sale financial assets, net of tax		—	—	588	—	588
Remeasurements of net defined benefit liabilities, net of tax		—	—	—	1,045	1,045

Total other comprehensive income		—	—	588	1,045	1,633

Total comprehensive income for the year	￦	—	—	588	100,717	101,305

Transaction with owners, recognized directly in equity		—	—	—	—	—

Balances at December 31, 2013	￦	1,789,079	2,251,113	(305)	5,722,538	9,762,425

Balances at January 1, 2014	￦	1,789,079	2,251,113	(305)	5,722,538	9,762,425

Total comprehensive income for the year
Profit for the year		—	—	—	973,118	973,118

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	581	—	581
Remeasurements of net defined benefit liabilities, net of tax		—	—	—	(112,049)	(112,049)

Total other comprehensive income (loss)		—	—	581	(112,049)	(111,468)

Total comprehensive income for the year	￦	—	—	581	861,069	861,650

Transaction with owners, recognized directly in equity		—	—	—	—	—

Balances at December 31, 2014	￦	1,789,079	2,251,113	276	6,583,607	10,624,075

See accompanying notes to the separate financial statements.

d. Separate Statements of Cash Flows

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2014 and 2013

(In millions of won)	Note	2014		2013

Cash flows from operating activities:
Profit for the year		￦	973,118	99,672
Adjustments for:
Income tax expense	28		248,574	286,753
Depreciation	11, 15		2,854,996	3,380,966
Amortization of intangible assets	12, 15		263,326	230,539
Gain on foreign currency translation			(41,789)	(54,937)
Loss on foreign currency translation			72,877	35,954
Expenses related to defined benefit plans	17, 26		196,495	158,866
Gain on disposal of property, plant and equipment			(18,248)	(8,258)
Loss on disposal of property, plant and equipment			2,204	621
Impairment loss on property, plant and equipment			8,097	—
Loss on disposal of intangible assets			115	452
Impairment loss on intangible assets			492	1,626
Reversal of impairment loss on intangible assets			—	(296)
Finance income			(475,659)	(54,014)
Finance costs			179,343	177,332
Other income			(14,508)	(2,947)
Other expenses			278,001	352,205

			3,554,316	4,504,862

Change in trade accounts and notes receivable			(1,082,193)	557,445
Change in other accounts receivable			(14,900)	49,113
Change in other current assets			(43,759)	4,505
Change in inventories			(460,033)	361,303
Change in other non-current assets			(87,729)	(118,745)
Change in trade accounts and notes payable			506,663	(877,147)
Change in other accounts payable			(367,623)	(168,872)
Change in accrued expenses			233,936	44,790
Change in other current liabilities			(14,128)	(13,259)
Change in other non-current liabilities			17,978	9,805
Change in provisions			(187,021)	(315,266)
Change in defined benefit liabilities, net			(339,303)	(19,093)

			(1,838,112)	(485,421)

Cash generated from operating activities			2,689,322	4,119,113
Income taxes refunded (paid)			1,709	(36,537)
Interests received			33,530	28,333
Interests paid			(158,162)	(172,054)

Net cash provided by operating activities		￦	2,566,399	3,938,855

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2014 and 2013

(In millions of won)	2014		2013

Cash flows from investing activities:
Dividends received	￦	107,173	14,582
Proceeds from withdrawal of deposits in banks		1,651,176	1,657,079
Increase in deposits in banks		(1,884,023)	(2,643,933)
Acquisition of investments		(531,387)	(508,400)
Proceeds from disposal of investments		12,280	13,717
Acquisition of property, plant and equipment		(1,365,062)	(2,973,707)
Proceeds from disposal of property, plant and equipment		72,825	22,950
Acquisition of intangible assets		(325,651)	(181,708)
Proceeds from disposal of intangible assets		—	1,902
Government grants received		3,639	1,744
Proceeds from disposal of other financial assets		82	—
Acquisition of other non-current financial assets		(4,219)	(5,410)
Proceeds from disposal of other non-current financial assets		15,390	43,047

Net cash used in investing activities		(2,247,777)	(4,558,137)

Cash flows from financing activities:
Proceeds from short-term borrowings		219,839	1,123,130
Repayments of short-term borrowings		—	(1,123,130)
Proceeds from issuance of debentures		597,563	587,603
Proceeds from long-term debt		102,389	372,785
Repayments of long-term debt		(503,618)	(301,229)
Repayments of current portion of long-term debt and debentures		(887,296)	(1,187,384)

Net cash used in financing activities		(471,123)	(528,225)

Net decrease in cash and cash equivalents		(152,501)	(1,147,507)
Cash and cash equivalents at January 1		253,059	1,400,566

Cash and cash equivalents at December 31	￦	100,558	253,059

See accompanying notes to the separate financial statements.

e. Notes to the Separate Financial Statements

Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor-Liquid Crystal Display (“TFT-LCD”) related business to the Company. The main business of the Company is to manufacture and sell TFT-LCD panels. The Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 128, Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name to LG.Philips LCD Co., Ltd. However, in February 2008, the Company changed its name to LG Display Co., Ltd. considering the decrease of Philips’s share interest in the Company and the possibility of its business expansion to other display products including Organic Light-Emitting Diode (“OLED”) and Flexible Display products. As of December 31, 2014, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Company’s common stock.

As of December 31, 2014, the Company has TFT-LCD manufacturing plants, OLED manufacturing plants and a Research & Development Center in Paju and TFT-LCD manufacturing plants in Gumi. The Company has overseas subsidiaries located in North America, Europe and Asia.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2014, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL.” One ADS represents one-half of one share of common stock. As of December 31, 2014, there are 22,485,216 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a) Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, these separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate or a venture in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The separate financial statements were authorized for issuance by the Board of Directors on January 27, 2015, which will be submitted for approval to the shareholders’ meeting to be held on March 13, 2015.

2.	Basis of Presenting Financial Statements, Continued

(b) Basis of Measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statements of financial position:

•	available-for-sale financial assets are measured at fair value, and

•	net defined benefit liabilities are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c) Functional and Presentation Currency

The separate financial statements are presented in Korean won, which is the Company’s functional currency. All amounts in Korean won are in millions unless otherwise stated.

(d) Use of Estimates and Judgments

The preparation of the separate financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the separate financial statements is included in the following notes:

•	Classification of financial instruments (note 3.(d))

•	Estimated useful lives of property, plant and equipment (note 3.(e))

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provisions (note 3.(j), 18 and 20)

•	Net realizable value of inventories (note 8)

•	Measurement of defined benefit obligations (note 17)

•	Deferred tax assets and liabilities (note 29)

2.	Basis of Presenting Financial Statements, Continued

(e) Changes in accounting policies

Except for the changes below, the Company has consistently applied the accounting policies set out in Note 3 to all periods presented in the separate financial statements.

New and amended accounting standards and an interpretation adopted for the year ended December 31, 2014 are as follows:

•	Amendment to K-IFRS No. 1032, Financial Instruments: Presentation

•	Amendment to K-IFRS No. 1036, Impairment of Assets, and

•	Interpretation to K-IFRS No. 2121, Levies

The nature and effects of the changes are explained below.

(i) Presentation of financial instruments

The amendment to K-IFRS No.1032, Financial Instruments: Presentation, requires that a financial asset and a financial liability shall be offset and the net amount is presented in the statement of financial position only when the Company currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. There is no impact of applying this amendment on the separate financial statements.

(ii) Disclosure of the recoverable amount

The amendment to K-IFRS No. 1036, Impairment of Assets, improves disclosure guidance of the recoverable amount of cash-generating units to which goodwill or indefinite-lived intangible assets have been allocated. Under the amendment, the recoverable amount is required to be disclosed only when an impairment loss has been recognized or reversed. Furthermore, for consistency purposes, the amendment expands certain disclosure requirements when the recoverable amount of the asset is its fair value less costs of disposal. There is no significant impact of applying this amendment on the separate financial statements.

(iii) Levies

The interpretation to K-IFRS No. 2121, Levies, defines that an obligating event that gives rise to the recognition of a liability to pay, a levy is the activity that triggers the payment of the levy, as identified by the legislation. The interpretation clarifies that a levy is not recognized until the obligating event specified in the legislation occurs, even if there is no realistic opportunity to avoid the obligation. There is no significant impact of applying this interpretation on the separate financial statements.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in preparation of its separate financial statements are as follows:

(a) Interest in subsidiaries, associates and jointly controlled entities

These separate financial statements are prepared and presented in accordance with K-IFRS No.1027, Separate Financial Statements. The Company applied the cost method to investments in subsidiaries, associates and jointly controlled entities in accordance with K-IFRS No.1027. Dividends from subsidiaries, associates or jointly controlled entities are recognized in profit or loss when the right to receive the dividend is established.

(b) Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (expense) in the separate statement of comprehensive income and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the separate statement of comprehensive income. Relevant foreign currency differences are presented in gross amounts in the separate statement of comprehensive income.

(c) Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

3.	Summary of Significant Accounting Policies, Continued

(d) Financial Instruments

(i) Non-derivative financial assets

The Company initially recognizes loans and receivables and deposits on the date they are originated. All other non-derivative financial assets, including financial assets at fair value through profit or loss (“FVTPL”), are recognized in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset and recognizes a financial liability for the consideration received. In subsequent periods, the Company recognizes any income on the transferred assets and any expense incurred on the financial liability.

Financial assets and liabilities are offset and the net amount presented in the separate statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial assets: financial assets at FVTPL, loans and receivables and available-for-sales financial assets.

Financial assets at fair value through profit or loss

A financial asset is classified at FVTPL if it is classified as held for trading or is designated as such upon initial recognition. If a contract contains one or more embedded derivatives, the Company designates the entire hybrid (combined) contract as a financial asset at FVTPL unless: the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at FVTPL are measured at fair value, and changes therein are recognized in profit or loss.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

Deposits in banks

Deposits in banks are those with maturity of more than three months and less than one year and are held for cash management purposes.

3.	Summary of Significant Accounting Policies, Continued

(d) Financial Instruments, Continued

(i) Non-derivative financial assets, Continued

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. When loans and receivables are recognized initially, the Company measures them at their fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade accounts and notes receivable and other accounts receivable.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified as financial assets at FVTPL, held-to-maturity financial assets or loans and receivables. The Company’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment in available-for-sale financial assets is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and whose derivatives are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

(ii) Non-derivative financial liabilities

The Company classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities, in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2014, non-derivative financial liabilities comprise borrowings, bonds and others.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

3.	Summary of Significant Accounting Policies, Continued

(d) Financial Instruments, Continued

(iii) Share Capital

The Company only owns common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv) Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss except in the case where the derivatives are designated as cash flow hedges and the hedge is determined to be an effective hedge.

If necessary, the Company designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company’s management formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company’s management makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

3.	Summary of Significant Accounting Policies, Continued

(d) Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting, Continued

Cash flow hedges

When a derivative is designated as a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period the hedged cash flows affect profit or loss under the same line item in the separate statement of comprehensive income. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at FVTPL. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(e) Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis method, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	4, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates. There were no such changes for all periods presented

3.	Summary of Significant Accounting Policies, Continued

(f) Borrowing Costs

The Company capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense.

(g) Government Grants

In case there is reasonable assurance that the Company will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii) Grants for compensating the Company’s expenses incurred

A government grant that compensates the Company for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Company with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(h) Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Company’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

3.	Summary of Significant Accounting Policies, Continued

(h) Intangible Assets, Continued

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Company can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•	how the intangible asset will generate probable future economic benefits. Among other things, the Company can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

(iv) Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

3.	Summary of Significant Accounting Policies, Continued

(h) Intangible Assets, Continued

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationships	7
Technology	10
Development costs	(*)
Condominium and golf club memberships	Not amortized

(*)	Capitalized development costs are amortized over the useful life considering the life cycle of the developed products. Amortization of capitalized development costs is recognized in research and development expenses in the separate statement of comprehensive income.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(i) Impairment

(i) Financial assets

A financial asset not carried at FVTPL is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency in interest or principal payments by an issuer or a debtor, for economic reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the Company would not otherwise consider, or the disappearance of an active market for that financial asset. In addition, for an investment in an equity security, objective evidence of impairment includes significant financial difficulty of the issuer and a significant or prolonged decline in its fair value below its cost.

3.	Summary of Significant Accounting Policies, Continued

(i) Impairment, Continued

(i) Financial assets, Continued

The Company’s management considers evidence of impairment for loans and receivables at both a specific asset and collective level. All individually significant loans and receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Loans and receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

If there is objective evidence that an impairment loss has been incurred on financial assets carried at amortized cost, the amount of the impairment loss is measured as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables.

The amount of the impairment loss on financial assets including equity securities carried at cost is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income, the amount of the cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

In a subsequent period, for the financial assets recorded at fair value, if the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed. The amount of the reversal in financial assets carried at amortized cost and a debt instrument classified as available for sale is recognized in profit or loss. However, impairment loss recognized for an investment in an equity instrument classified as available-for-sale is reversed through other comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(i) Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Company could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

3.	Summary of Significant Accounting Policies, Continued

(j) Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Company recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Company’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Company’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(k) Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Company has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

3.	Summary of Significant Accounting Policies, Continued

(k) Employee Benefits, Continued

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Company’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(l) Revenue

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, earned trade discounts, volume rebates and other cash incentives paid to customers. Revenue is recognized when persuasive evidence exists that the significant risks and rewards of ownership have been transferred to the buyer, generally on delivery and acceptance at the customers’ premises, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue when the sales are recognized. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the separate statements of comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(m) Operating Segments

In accordance with K-IFRS No. 1108, Operating Segments, entity wide disclosures of geographic and product revenue information are provided in the consolidated financial statements.

(n) Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at FVTPL, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(o) Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

3.	Summary of Significant Accounting Policies, Continued

(o) Income Tax, Continued

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and jointly controlled entities will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company offsets deferred tax assets and deferred tax liabilities if, and only if, the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority.

(p) Earnings per Share

The Company presents basic and diluted earnings per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks, which comprise convertible bonds.

For the years ended December 31, 2014 and 2013, details of the Company’s appropriations of retained earnings are as follows:

(In millions of won, except for cash dividend per common stock)
	2014		2013
Retained earnings before appropriations
Unappropriated retained earnings carried over from prior year	￦	5,598,954	5,499,282
Net income		973,118	99,672

		6,572,072	5,598,954
Appropriation of retained earnings (*)
Earned surplus reserve		17,891	—
Cash dividend (Dividend per common stock (%): 2014: ￦500 (10%))		178,908	—

		196,799	—
Unappropriated retained earnings carried forward to the following year	￦	6,375,273	5,598,954

(*)	For the years ended December 31, 2014 and 2013, the date of appropriation is March 13, 2015 and March 7, 2014, respectively.

Please refer to the detailed footnotes in the audit report, which will be on the electronic disclosure system (<http://dart.dss.or.kr>) on the last week of February

B.	Agenda 2: Appointment of Directors

•	The following 3 candidates were proposed to be appointed and reappointed as directors.

2-1) Sang-Beom Han (Director)

•	Date of birth: June 18, 1955

•	Candidate for Outside Director: None

•	Nominator: Board of Directors

•	Appointment Term: 3 years

•	Type of appointment: Reappointed

•	Main experience: Head of TV Business Unit, LG Display

•	Present position: CEO & President, LG Display

•	Final Academic degree: Ph.D, Material Engineering, Stevens Institute of Technology

•	Business Transaction with LG Display during the last 3 years: None

•	Nationality: Korean

2-2) Dong-il Kwon (Outside Director)

•	Date of birth: February 5, 1957

•	Candidate for Outside Director: Yes

•	Nominator: Outside Director Nomination Committee

•	Appointment Term: 3 years

•	Type of appointment: Reappointed

•	Main experience: President, Korean Society of Forensic Science

•	Present position: Professor, Material Engineering, Seoul National University

•	Final Academic degree: Ph.D, Material Engineering, Brown University

•	Business Transaction with LG Display during the last 3 years: None

•	Nationality: Korean

2-3) Sung Sik Hwang (Outside Director / Audit Committee Member)

•	Date of birth: July 24, 1956

•	Candidate for Outside Director: Yes

•	Nominator: Outside Director Nomination Committee

•	Appointment Term: 3 years

•	Type of appointment: Newly Appointed

•	Main experience: Executive Vice President, Kyobo Life Insurance

•	Present position: President, Samchully

•	Final Academic degree: Ph.D. Management Information Engineering, KAIST

•	Business Transaction with LG Display during the last 3 years: None

•	Nationality: Korean

C.	Agenda 3: Appointment of Audit Committee Members

•	The following 1 candidate was proposed to be appointed as Audit Committee Member.

Sung Sik Hwang

•	Date of birth: July 24, 1956

•	Candidate for Outside Director: Yes

•	Nominator: Board of Directors

•	Appointment Term: 3 years

•	Type of appointment: Newly Appointed

•	Main experience: Executive Vice President, Kyobo Life Insurance

•	Present position: President, Samchully

•	Final Academic degree: Ph.D. Management Information Engineering, KAIST

•	Business Transaction with LG Display during the last 3 years: None

•	Nationality: Korean

D.	Agenda 4: Approval of Remuneration Limit for Directors

•	Remuneration limit for directors in 2014 is for all 7 directors including 4 outside directors.

The remuneration limit in 2015 is same as that of 2014.

Category	FY2015	FY2014
Number of Directors (Number of Outside Directors)	7 (4)	7 (4)
Total Amount of Remuneration Limit	KRW 8.5 billion	KRW 8.5 billion

IV.	Matters Relating to the Solicitor of Proxy

1. Matters Relating to the Solicitor of Proxy

A. Name of Solicitor: LG Display Co., Ltd.

B. Number of LG Display Shares Held by Solicitor: None

C. The Principal Shareholders of the Solicitor

Name of principal shareholder	Relationship with LGD	Number of shares held	Ownership ratio
LG Electronics Inc.	Largest shareholder	135,625,000 (common stock)	37.9%
Sang Beom Han	Director (President, CEO)	5,014 (Common stock)	0.0%
Total	-	135,630,014 (common stock)	37.9%

2. Matters Relating to the Proxy

Name of Agents for the Proxy	Suk Heo	Jeong Dong Kim
Number of Shares Held by Agents as of 2014 End.	-	-
Relationship with LGD	Employee	Employee

3. Criteria for Shareholders Whom Proxy is Asked to

•	All shareholders holding more than 10,000 shares of LGD common stock

4. Others

•	The Period of Proxy Instruction: From Feb. 24, 2015 to Mar. 13, 2015 (Prior to the AGM day)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: February 17, 2015	By:	/s/ Heeyeon Kim

(Signature)

	Name:	Heeyeon Kim

	Title:	Head of IR / Vice President